UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     No  X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No  X

Petróleos Mexicanos’ Board of Directors, in its December 4, 2007 meeting, approved KPMG Cárdenas Dosal, S.C., as its new auditing services provider. KPMG Cárdenas Dosal, S.C. was appointed by the Secretaría de la Función Pública (Ministry of Public Control) as the external auditor of Petróleos Mexicanos’ financial statements and the consolidated financial statements of Petróleos Mexicanos and its Subsidiary Entities, which are prepared in accordance with Normas y Principios Básicos de Contabilidad Gubernamental (Governmental Accounting Standards). KPMG Cárdenas Dosal, S.C. replaced PricewaterhouseCoopers, S.C, which rendered auditing services until the last fiscal year. The change is due to the completion of the maximum time period for an external auditor to render services to a public entity, as set forth by article 26 of the resolution issued by the Ministry of Public Control establishing guidelines for the selection, designation and evaluation of external auditors´ performance auditing Mexican Federal Government entities.

The Board of Directors also approved KPMG Cárdenas Dosal, S.C. to audit the financial statements of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies prepared in accordance with Normas de Información Financiera (Mexican Financial Reporting Standards), as well as to perform services related to the auditing of the financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Guadalupe Merino Bañuelos
Guadalupe Merino Bañuelos Associate Managing Director of Finance

Date: December 12, 2007

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.